UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 PARK AVENUE, 9TH FLOOR
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ebert 201-738-9373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE LLP
(Name – *if individual, state last, first, middle name*)

485 LEXINGTON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, PETER MELO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AK Capital, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

see attached FL Jurat

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FLORIDA JURAT
FS 117.05(13)

State of Florida
County of Miami Dade

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— OR —

☐ Online Notarization,

this 31st day of March, 2021, by
Day *Month* *Year*

Peter J Melo
Name of Person Swearing or Affirming

[signature]
Signature of Notary Public — State of Florida

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OLGALYS C BELLO
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Document Date: 3/31/21 Number of Pages: 1

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M1304-10 (11/20)

REPORT ON

AK CAPITAL, LLC

DECEMBER 31, 2020

PUBLIC DOCUMENT
Per Rule 17a-5(e)(3)

AK CAPITAL, LLC
DECEMBER 31, 2020

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of AK Capital, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AK Capital, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as AK Capital, LLC's auditor since 2018.

New York, New York
March 31, 2021


AK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AK CAPITAL, LLC


ASSETS

Cash	$	22,593
Securities owned, at fair value		1,605,422
Recievable from clearing broker, net		298,565
Interest receivable from clearing broker		39,471
Deposit with clearing broker		250,000
Right of use asset		105,326
Other assets		160,721
TOTAL ASSETS	$	2,482,098

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	72,856
PPP Loan		368,427
Lease liabilities		109,970
Accrued expenses and other liabilities		711,370
Total Liabilities		1,262,623
Member's equity		1,219,475
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,482,098


The accompanying notes are an integral part of the financial
statement and should be read in conjunction therewith.


Nature of Operations and Capitalization of the Company

AK Capital, LLC ("AKC" or the "Company"), a wholly-owned subsidiary of KME Holdings, LLC (the "Member" or "Parent"), was organized on November 4, 1998 in the State of New York as a limited liability company whose operating agreement expires December 31, 2028. AKC is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer and claims the k(2)(ii) exemption provision of Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company trades fixed income securities with customer accounts and third parties. The Company also, on occasion, aggregates pools of fixed income securities to trade to customer accounts and third parties.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statement is in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis, as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net and included in receivable from clearing broker on the statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board, Accounting Standards Codification 820 ("FASB ASC 820"), *Fair Value Measurements and Disclosures.*

Financial Instruments

The Company's financial instruments, which consist of securities owned, interest receivable from clearing broker, deposit with clearing broker, other assets, receivable from clearing broker, accounts payable and accrued expenses and other liabilities, are reported in the statement of financial condition at fair values or at carrying amounts that approximate their fair values based on their short-term nature.

Derivative Instruments

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, these derivative contracts are traded much like their fixed income counterpart through the Company's trading strategies and are not utilized to economically match the fixed income trading objectives of the Company. The Company's derivative trading activities involve the purchase and sale of exchange-traded futures contracts, typically on the 5-Year U.S. Treasury Note. Dependent on market conditions, the Company will enter into a short position on the derivative contracts in proportion to the Company's long position held in Mortgage Backed Securities. The Company accounts for these instruments at fair value using level one inputs as defined in FASB ASC 820, and these positions are not netted or offset against any other position. Total derivative instruments amounted to $57,834 as at December 31, 2020, with a short position held of 10 March-2020 CBT 5yr Note contracts, reflecting a notional amount of $1,000,000. These derivative instruments are included in other assets on the statement of financial condition.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the respective assets.

Uninsured Cash Balances

The Company maintains cash balances at financial institutions, which are insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. At times, the balance may exceed FDIC insured limits. There were no cash balances in excess of insured amounts as of December 31, 2020.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large U.S. financial institutions and through reporting and control procedures.

The Company enters into various off-balance sheet transactions involving mortgage-backed securities to be announced ("TBAs"). These financial instruments are used to manage market risks and are therefore subject to varying degrees of market and credit risks. TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized fair valuation gains or losses recorded in the statement of financial condition. As at December 31, 2020, there were no open TBA positions.

The Company's receivable from clearing broker includes amounts receivable from unsettled trades, cash deposits and accrued interest receivable. All of the Company's trades are cleared through a clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities", including non-public registered broker-dealers, with early adoption permitted. The Company adopted the update on January 1, 2020 but the update did not have a material impact on the Company's accounting for estimated credit losses, if any, on its financial assets.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Note B - Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs are other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - These are unobservable inputs for the asset or liability and rely on management's own
assumptions about the assumptions that market participants would use in pricing the asset or
liability. The unobservable inputs should be developed based on the best information available
in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets measured at fair
value on a recurring basis, which were all classified as Level 2, as of December 31, 2020:

	Level 2
Obligations of U.S. government agencies:	
Ginnie Mae I	$ 1,225,677
Total Obligations of U.S. government agencies	$ 1,225,677
Collateralized Mortgage Obligations	$ 379,745
Total	$ 1,605,422

Obligations of U.S. government agencies securities are callable agency-issued debt securities valued by
benchmarking model-derived prices to quoted market prices and trade data for identical or comparable
securities. Obligations of U.S. government securities are categorized in level 2 of the fair value
hierarchy.

Collateralized Mortgage Obligations are valued using quoted market prices and trade data adjusted by
subsequent changes in related indices for identical or comparable securities. Collateralized Mortgage
Obligations are categorized in level 2 of the fair value hierarchy.

Note C - Property and Equipment

Property and equipment are summarized as follows as at December 31, 2020:

	Cost	Accumulated Depreciation	Net Book Value
Computer and office equipment	$ 26,710	$ 26,710	$ -
Furnishings	135,040	135,040	-
Total	$ 161,750	$ 161,750	$ -

Note D - Due from Clearing Broker

At times, the Company has margin borrowings from its clearing broker which are collateralized by all securities held in its proprietary trading accounts. Interest on such margin borrowings was charged at a daily floating rate calculated based on a spread over the United States Overnight Bank Funding Rate ("OBFR"), which was 0.94% as of December 31, 2020. As of December 31, 2020, the Company maintained a positive net cash balance of $298,565, along with securities owned at a fair value of $1,605,422 plus accrued interest due from clearing broker of $39,471.

Note E - Retirement Plan

The Company sponsors a qualified defined contribution 401(k) profit sharing plan (the "Plan"). Subject to certain limitations, the Company may make matching contributions on the participants' behalf of an amount not to exceed 100% of the first 5% of the participants' elective deferrals. The Plan provides generally for normal retirement at age 65.

Note F - Income Taxes

Uncertain tax positions are required to be recognized or derecognized based on a more likely than not threshold. This applies to positions taken or expected to be taken on a tax return. The Company analyzed filing positions in all of the federal and state jurisdictions where they are required to file income tax returns, including its status as a pass-through entity. The only periods subject to examination for federal and state tax returns are 2017 through 2020. The Company believes its income tax filing positions, including its status as a pass-through entity, would be sustained on audit and does not anticipate any adjustments that would result in a material change to its consolidated financial position. Therefore, no reserves for uncertain tax positions, nor interest and penalties, have been recorded as of December 31, 2020.

Note G - Off Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its proprietary securities transactions to its clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and in connection therewith, the Company must maintain a deposit with the clearing broker which amounted to $250,000 at December 31, 2020.

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. The Company seeks control of off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines and in dealing primarily with large U.S. financial institutions and through reporting and control procedures.

Note H - Commitments and Contingencies

    Litigation and Regulation

On September 29, 2020 and December 3, 2020, the Company was named in certain claims along with the Parent by two promissory note holders (claimants) of the Parent. The claimants allege, among other claims, breach of contract in that the Parent defaulted on the notes in the aggregate amount of $3.65 million plus interest and attorneys' fees. The Company and the Parent moved to dismiss the claims on December 3, 2020 and January 22, 2021. The motions to dismiss are still pending and the parties are engaged in discovery. As of the date of these financial statements, it is too early to evaluate the likelihood of an unfavorable outcome or provide an estimate of the amount of range of potential loss, if any. The Company and Parent will continue to defend this action vigorously.

Additionally, on September 25, 2020, the Company was named in an arbitration involving the Parent and its equity investors, where the equity investors of the Parent and the Parent are claiming, among other claims, breach of contract against one another related to redemption requests made by the equity investors. As of the date of these financial statements, it is too early to evaluate the likelihood of an unfavorable outcome or provide an estimate of the amount of range of potential loss, if any. The Company and Parent will continue to defend this action vigorously.

    Leases

The Company enters into leases in the normal course of business primarily for office space and auto leases. The Company's leases have remaining terms ranging from 1 to 4 years.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the prime rate, adjusted for the lease term and other factors.

Right-of-use-assets

Operating leases	$ 32,569
Finance leases	72,757
Total right-of-use assets	$ 105,326

Lease Obligations

Future undiscounted lease payments for operating and finance leases with initial terms of one year or more as of December 31, 2020 are as follows

	Operating Leases	Finance Leases
2021	$ 33,839	$ 35,540
2022	-	18,482
2023	-	17,696
2024	-	8,294
Thereafter:		
Total undiscounted lease payments	33,839	80,012
Less: imputed interest	(899)	(2,982)
Net Lease Liability	$ 32,940	$ 77,030

Supplemental Lease Information as of December 31, 2020:

Operating and finance lease weighted average remaining lease term	2.43 years
Operating and finance lease weighted average discount rate term 4 years	4.98%

Note I - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2020, the Company had net capital, as defined, of $1,332,235 which was $1,232,235 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .59 to 1.

Note J – COVID-19 Impacts

In December 2019, a novel strain of coronavirus began to spread around the world with resulting business and social disruptions. The virus, named COVID-19, was declared a public Health Emergency of International Concern by the World Health Organization on January 30, 2020 and on March 11, 2020 was declared a pandemic.   The Company experienced significant business disruption as a result of the pandemic, which led to the implementation of operational changes during the current year.

In April 2020, the Company's CEO and only Class A member of the Parent passed away from coronavirus complications. Consequently, the CEO's Class A membership interests were transferred to his estate. In addition, as a result of the CEO's passing, certain equity investors of the Parent requested a distribution. In June 2020, those equity investors received a distribution of $4,000,000.

The Company implemented operational changes during the year, such as the following:
- Reorganized management structure and oversight responsibilities
- Early termination of the Company's physical office location in New York, NY
- Reduced the Company's securities inventory balance to mitigate inventory risk and to increase the liquidity of the Company
- Obtained a Paycheck Protection Program Loan (see Note K)

The operations and business results of the Company could continue to be materially adversely affected by any business and social disruptions from the ongoing pandemic. Significant estimates may also be materially adversely impacted by local, state, and national restrictions designed to contain the coronavirus. The magnitude of any impact is likely dependent upon the length and severity of any ongoing disruptions. The Company is continuously monitoring circumstances surrounding COVID-19, as well as economic and market conditions, to determine potential effects on our clients, employees, and operations.

Note K – Paycheck Protection Program Loan

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Stability Act ("CARES Act") was passed and signed into law. One of the programs made available by the CARES Act was the Paycheck Protection Program ("PPP"). After additional government funding was made available, the Company received a PPP loan in May 2020 in the amount of $368,427, at an interest rate of .98% commencing as of March 1, 2021, with a maturity date of May 1, 2022. According to the terms of the PPP, no payments of principal or interest are required until the end of a statutorily provided deferral period, which occurs when the Small Business Administration ("SBA") concludes on the amount of the loan that will be forgiven. The Company expects the loan to be fully forgiven based on the terms of the PPP. As of the date of these financial statements, the Company has not yet applied for forgiveness of the loan but expects to in 2021. The PPP loan is being accounted for as debt on the statement of financial condition. Accordingly, the financial liability will be derecognized when repaid or, if forgiven, be recorded as a gain on extinguishment of debt when legal release is granted by the SBA or the lender.